Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix to Acquire Next-Generation Therapeutic Assets and Innovative Biologics Technology Platform

Melbourne (Australia) and Indianapolis, IN (U.S.A.) – 13 January 2025. Telix Pharmaceuticals Limited (ASX: TLX, Nasdaq: TLX, Telix, the Company) today announces it has entered into an asset purchase agreement with antibody engineering company ImaginAb, Inc. (ImaginAb) to acquire a pipeline of next-generation therapeutic candidates, proprietary novel biologics technology platform, and a protein engineering and discovery research facility to enhance existing innovation capabilities.

This transaction adds a pipeline of early-stage drug candidates against high-value targets including DLL31 and integrin αvβ62, as well as several other novel targets in discovery stage. These next generation drug candidates fit synergistically with Telix’s therapeutics pipeline, enabling expansion to future therapy areas with unmet clinical need. The acquired intellectual property utilizes small engineered antibody formats that enable highly specific cancer targeting, combined with fast tumor uptake and blood clearance. This technology has the potential to be highly effective for imaging and treating tumors with a broad range of radioisotopes, with alpha emitters of particular interest.

The transaction also includes a state-of-the-art research facility in California, staffed by a talented team of discovery, protein engineering and radiopharmaceutical development experts. Together, these assets will provide Telix with further in-house capabilities in antibody engineering and preclinical development, as well as a novel biologics platform to create the next generation of Telix precision medicine and therapeutic products, beyond the current clinical-stage pipeline.

Richard Valeix, Chief Executive Officer, Therapeutics, Telix, said, “The combination of a proprietary drug discovery platform, pipeline of promising theranostic assets and a talented team of subject matter experts will enhance Telix’s research and innovation capability now and into the future. This acquisition will enable Telix to explore new disease areas with state-of-the-art radiotherapeutic technology.”

Dr. Anna M. Wu, Co-Founder and Board Member, ImaginAb, added, “As the radiopharmaceutical sector gains momentum there is a significant need for targeting agents to be more selective, deliver less off-target radiation, and better match the pharmacology and radiobiology of a given radionuclide. The team’s deep expertise in antibody engineering and the resulting development of a valuable, proprietary platform technology has led to clinical proof-of-concept. Telix is the right partner to unlock the future therapeutic potential of this platform.”

Transaction details
Telix will acquire these assets through an asset purchase agreement with a concurrent technology license agreement to be signed at closing. The purchase price for the transaction is US$45 million

1 Delta-like ligand 3, a cell surface protein overexpressed in high-grade neuroendocrine tumors and small cell lung cancer (SCLC).

(AU$73 million)3, comprised of US$10 million in cash and US$31 million in equity at closing, and a deferred payment of up to US$4 million in equity at the conclusion of a 15-month indemnity period.
Upon achievement of specific key development and commercial milestones, Telix will pay up to a total of US$185 million (AU$299 million), a portion of which may be paid in cash or equity at Telix’s election4. Royalties are also payable on net sales in the low single digits on a limited number of platform and early-stage products after the first four products have been developed, as well as single-digit sublicense fees, as applicable.

Telix will issue ordinary shares to ImaginAb within its Listing Rule 7.1 placement capacity as consideration for the acquisition. Upfront equity consideration will be subject to voluntary escrow (lock-up/leak-out) restrictions with equal tranches being released from escrow 60, 90 and 120 days after closing. Completion of the transaction is subject to customary conditions, including regulatory approvals and other third-party consents. Telix cannot guarantee this transaction will close in any specific timeframe or on the terms summarized here, if at all.

About ImaginAb, Inc.
ImaginAb is a clinical stage, revenue-generating global biotechnology company developing the next generation of radiopharmaceutical and imaging agent products. These patented products contain engineered antibodies that maintain the specificity of full-length antibodies while remaining biologically inert in the body. Used with widely available positron emission tomography (PET) and optical imaging technology, these novel targeting agents are able to bind specifically to cell surface targets.

Following closing of its transaction with Telix Pharmaceuticals, ImaginAb, Inc. will be focused on developing its lead imaging candidate, CD8 ImmunoPET, which is currently in Phase 2 clinical trials and has been licensed by numerous pharmaceutical and biotech companies for use in imaging within immunotherapy clinical trials, primarily in oncology.

Jefferies LLC and Stifel, Nicolaus & Company, Incorporated served as financial advisors to ImaginAb on the transaction.

Disclosures
Telix Managing Director and Group Chief Executive Officer, Dr. Christian Behrenbruch, is a non-affiliated shareholder of ImaginAb, holding less than 1% of its capital stock as his only interest in the company. Dr. Behrenbruch abstained from the transaction process and the Telix Board’s approval of the arm’s length acquisition. Dr. Behrenbruch has voluntarily elected, via a binding undertaking, to donate any enrichment from the transaction as the result of his shareholding to charity.

About Telix Pharmaceuticals Limited
Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (Nasdaq: TLX).

Telix’s lead imaging product, gallium-68 (68Ga) gozetotide injection (also known as 68Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved by the U.S. Food and Drug

2 Integrin αvβ6 is a cell surface protein overexpressed during wound healing and in cancer.
3 All references to AUD have been converted at the AUD/USD exchange rate of 1.614.

Administration (FDA)5, by the Australian Therapeutic Goods Administration (TGA) 6, and by Health Canada7. No other Telix product has received a marketing authorization in any jurisdiction.

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, announcements made to the ASX, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on X and LinkedIn.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorised for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.
Legal Notices
You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our registration statement on Form 20-F filed with the SEC, or on our website.
The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialisation of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.
©2025 Telix Pharmaceuticals Limited. The Telix Pharmaceuticals® and Illuccix® names and logos are trademarks of Telix Pharmaceuticals Limited and its affiliates – all rights reserved.

4 Refer to Appendix to this announcement and Appendix 3B lodged with the ASX today for further details.
5 Telix ASX disclosure 20 December 2021.
6 Telix ASX disclosure 2 November 2021.

Appendix – key terms of milestone payments that may be settled in equity issuance
(a)
The milestone payments that may be equity settled will be in the form of rights (Performance Rights) granted by Telix to ImaginAb, Inc. at closing.

(b)
The Performance Rights will have an aggregate value of US$60 million.

(c)
The Performance Rights will be issued in four tranches of US$15 million each, corresponding to the successful achievement of four separate ‘Milestone Events’ relating to the ongoing development and commercialization of the acquired assets.

(d)
The Performance Rights will fully vest and be capable of conversion to Telix shares on the achievement of the applicable Milestone Event, or such earlier date that Telix determines. On satisfaction of the Milestone Events, Telix may elect to: (i) pay a cash amount representing the face value of the Performance Rights that have been satisfied; or (ii) satisfy the Performance Rights via the issue of Telix shares.

(e)
The number of any Telix shares to be issued on satisfaction of a tranche of Performance Rights is calculated by:
(i)
First, determining the face value of the tranche of Performance Rights that have been satisfied (via the occurrence of the Milestone Event by a particular time).
(ii)
Second, converting that amount into AUD using the Reserve Bank of Australia conversion rate on the date that the Performance Rights are satisfied.
(iii)
Third, dividing that AUD amount by the 20-day volume weighted average price of Telix shares up to the date of satisfaction of the Milestone Event.

(f)
Each Performance Right will have a USD-denominated face value which will be determined at or around the time of issue of the Performance Rights. It will be the value that most-closely represents one Telix share at the time (calculated in accordance with the formula in subparagraph (e) above).

(g)
Telix will apply for quotation of any shares issued on satisfaction of the Performance Rights. Any such shares will be fully paid ordinary shares and will not be subject to escrow restrictions.

(h)
No Telix shares may be issued to satisfy any Performance Rights after the five-year anniversary of the issue date of the Performance Rights.

(i)
The Performance Rights are not transferrable, unless the transfer is approved by Telix and the ASX.

(j)
If there is a change of control of ImaginAb, Inc., Performance Rights cannot be satisfied via the issue of Telix shares and must be cash settled.

(k)
If there is a change of control or delisting from the ASX of Telix, to the extent that Performance Rights have not been satisfied at the time but are subsequently satisfied, Performance Rights cannot be satisfied via the issue of Telix shares and must be cash settled.

(l)
The Performance Rights will not be quoted on ASX or any other securities exchange.

(m)
Holders of Performance Rights will not be entitled to participate in new issues of securities offered to holders of shares such as bonus issues and entitlement issues.

(n)
The Performance Rights do not confer on the holder an entitlement to vote, except as otherwise required by law.

(o)
The Performance Rights do not confer any entitlement to a dividend, whether fixed or at the discretion of Telix.

(p)
The Performance Rights do not confer any right to a return of capital, whether in a winding up of Telix, upon a reduction of capital of Telix, or otherwise.

(q)
The Performance Rights do not confer any right to participate in the surplus profits or assets of Telix upon a winding up of Telix.

(r)
The Performance Rights and the rights and obligations of holders are governed by the laws of Victoria, Australia. Each holder irrevocably and unconditionally submits to the non‑exclusive jurisdiction of the courts of Victoria and the Federal Court of Australia and any courts that may hear appeals from those courts about any proceedings in connection with the Performance Rights.

7 Telix ASX disclosure 14 October 2022.